SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             U.S. LABORATORIES INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PER VALUE
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                         (Title of Class of Securities)

                                   90333T 10 5
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                               Dickerson C. Wright
                             U.S. Laboratories Inc.
                           7895 Convoy Court, Suite 18
                           San Diego, California 92111
                                 (619) 715-5800
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 February 23, 1999
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

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CUSIP No. 90333T 10 5                                     Page 2 of 5 Pages
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================================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dickerson C. Wright - ###-##-####

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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [ ]
                                                                      (b)   |X|

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  3        SEC USE ONLY

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  4        SOURCE OF FUNDS*

           PF

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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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       NUMBER OF              7       SOLE VOTING POWER
                                         1,772,389
         SHARES
                            ----------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
                                      0
        OWNED BY
                            ----------------------------------------------------
         EACH                 9       SOLE DISPOSITIVE POWER
                                       1,772,389
       REPORTING
                            ----------------------------------------------------
        PERSON               10       SHARED DISPOSITIVE POWER
                                       0
          WITH
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,772,389

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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           [ ]
            CERTAIN SHARES*
            Not Applicable

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13          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)

            54.1%  (See Footnote 1)

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14          TYPE OF REPORTING PERSON*
            IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

--------
 1  Based on an aggregate of 3,275,151 Shares outstanding on February 23, 1999.

                                                     ---------------------------
                                                               Page 3 of 5 Pages
                                                     ---------------------------


    Item 1.     Security and Issuer:

                Title of Class of Securities:
                Common Stock, $.01 par value (the "Securities")

                Address of Issuer.  Principal Executive Offices:
                   U.S. Laboratories, Inc.
                   7895 Convoy Court, Suite 18
                   San Diego, California 92111

    Item 2.     Identity and Background:
                (a) The person filing this Schedule 13D is Dickerson C. Wright

                (b) Mr. Wright's address is: 7895 Convoy Court, Suite 18, San Diego, California 92111

                (c) Mr. Wright is President and Chairman of the Board of Directors of U.S. Laboratories, Inc., 7895 Convoy Court, Suite 18, San Diego, California 92111.

                (d) During the past five years, Mr. Wright has not been convicted in a criminal proceeding.

                (e) During the past five years, Mr. Wright has not been a party to a civil proceeding as a result of which any such person is subject to a judgment, decree or final order enjoining any such person from mandating activities subject to federal or state securities laws, or finding any such persons in violation of such laws.


    Item 3.     Source  and Amount of Funds or Other  Consideration:
                The source and amount of funds for the acquisition reported by Mr. Wright was $986,048 of personal funds for promotional shares of Common Stock.

    Item 4.     Purpose of Transaction:
                Mr. Wright is a founding shareholder of the Company and the purpose of the transactional was the acquisition of promotional shares.

    Item 5.     Interest in Securities of the Issuer.
                (a) The aggregate number of shares beneficially owned is 1,772,389 shares of Common Stock, representing 54.1% of the outstanding shares, based on an aggregate of 3,275,151 shares of Common Stock outstanding as of February 23, 1999.

                                                     ---------------------------
                                                               Page 4 of 5 Pages
                                                     ---------------------------

    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                Mr. Wright is entering into a Promotional Shares Escrow Agreement, along with other holders of promotional shares of the Company, as a condition to registering shares of Common Stock in certain states. Pursuant to that agreement, Mr. Wright is depositing 1,503,895 shares of Common Stock held by him in an escrow account. Beginning one year from the date of completion of the public offering, 21/2% of the escrowed shares may be released each quarter on a pro rata basis among the depositors of promotional shares. All promotional shares will be released from the escrow on the anniversary of the second year from completion of the public offering. No promotional shares may be transferred, hypothecated or disposed of without the transferee' s written consent to abide by the terms of the escrow agreement. The escrow agent assumes voting power of the promotional shares if they are registered in the name of the escrow agent.

                Mr. Wright has received an incentive stock option ("Option") to purchase an aggregate of 110, shares of Common Stock of the Company at an exercise price of $6.60 per share. The optioned shares vest and become exercisable during the period of Mr. Wright's continuous employment by the Company or its subsidiaries with respect to 15,151 shares on June 1, 1998; 15,151 shares on June 1, 1999; 15,151 shares on June 1, 2000;
                15,151 shares on June 1, 2001; 15,151 share on June 1, 2002; and 32,425 shares on June 1, 2003. If Mr. Wright's employment with the Company or its subsidiaries changes from full-time to part-time status or is interrupted by a leave of absence, the Board of Directors, in its discretion, may delay the vesting of the Option for such period as it deems reasonably appropriate. The exercise period for the Option ends on November 10, 2003.

                The Company granted Mr. Wright a warrant to purchase from the Company all or any part of an aggregate number of 60,000 shares of Common Stock (the "Warrant"), at an exercise price of $5.00 per share. The Warrant may be exercised the earlier of (I) the date on which the closing price of a share of Common Stock as reported on the Nasdaq Small-Cap Market is greater than $10.00, or (ii) the date on which the audited financial statements of the Company for its fiscal year ended December 31, 1998, or any fiscal year thereafter during the term of the Warrant, reflect that the Company's earnings per share of Common Stock for the fiscal year are at least twice the award of the "base period earnings.".


    Item 7.     Material to Be Filed as Exhibits.

                Exhibit 1: Form of Promotional Shares Escrow Agreement, filed as
                Exhibit 4.6 to Amendment No. 2 to the Registration Statement of U.S. Laboratories Inc. filed with the Securities and Exchange Commission on January 29, 1999 ("Amendment No. 2"), and which is incorporated herein by reference.

                Exhibit 2: Incentive Stock Option Agreement between the Company and Mr. Wright dated November 10, 1998, the form of which was filed as Exhibit 10.7 to Amendment No 2, and which is incorporated herein by reference.

                Exhibit 3: Stock Warrant Agreement between the Company and Mr. Wright dated July 1, 1998, the form of which was filed as
                Exhibit 10.20 to Amendment No. 2, and which is incorporated herein by reference.

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                                                               Page 5 of 5 Pages
                                                     ---------------------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 16, 1999
Date


   /S/    Dickerson C. Wright
Dickerson C. Wright, President